Exhibit 99.1

Press release

Biophytis presented its phase 3 protocol
in the treatment of sarcopenia

Paris (France) and Cambridge (Massachusetts, USA), March 22, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, presented its phase 3 protocol aimed at demonstrating the potential of RuvembriTM (20-hydroxyecdysone) in the treatment of sarcopenia at the International Conference on Frailty and Sarcopenia Research (ICFSR), held from March 20 to 22, 2024 in Albuquerque, NM, USA.

The SARA-INT phase 2 study showed promising results on physical performance, with significant improvement in the 400 Meter Walking Test, reaching 0.07 m/s in the Full Analysis Set population and 0.09 m/s in the Per Protocol population. This outcome was replicated in pre-defined sub-populations at higher risk of mobility disability. Based on outcome of the SARA-INT phase 2 study and on results from the SPRINTT and LIFE studies, Biophytis designed an interventional, randomized, double-blind, placebo-controlled clinical phase 3 study (the SARA-31 study), expected to include 932 subjects. The poster presented at the ICFSR conference, which details the objectives and the design of the study, can be viewed by clicking on this link.

Stanislas Veillet, CEO of Biophytis, stated: "The SARA-31 phase 3 study will assess the efficacy and safety of RuvembriTM in the treatment of sarcopenic patients at risk of functional decline and disability. After receiving approval to initiate the study in Belgium and the United States, our drug candidate appears to be the most advanced in this indication and we are actively searching for pharmaceutical partners to develop it and finance its market access."

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. RuvembriTM, our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of RuvembriTM in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of RuvembriTM is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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